[GRAPHIC OMITTED][GRAPHIC OMITTED]        DLA Piper Rudnick Gray Cary US LLP
                                          4700 Six Forks Road, Suite 200
                                          Raleigh, North Carolina 27609-5244
                                          T 919.786.2000
                                          F 919.786.2200
                                          W www.dlapiper.com

                                          ROBERT H. BERGDOLT
                                          robert.bergdolt@dlapiper.com
                                          T 919.786.2002  F 919.786.2200






                                  May 24, 2005
UPS NEXT DAY AIR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Ladies and Gentlemen:

This prospectus registers the issuance of redemption shares that are issuable upon redemption of operating partnership units, which units were issued on May 12, 2004. This submission is within the 50- to 54-week filing window as calculated from the date of that private transaction. This prospectus also registers the resale of: 1) redemption shares that may be issued privately upon redemption of outstanding operating partnership units; and 2) shares of common stock that were previously issued privately.

The units referred to in clause (1) above were issued on July 1, 2004, October 1, 2004 and April 1, 2005 and are subject to the terms of one-year lock-up agreements.





                                  Very truly yours,

                                  DLA PIPER RUDNICK GRAY CARY US LLP

                                  /s/ Robert H. Bergdolt
                                  Partner

RHB:chf